UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2007

Mizuho Financial Group, Inc.

By:	/s / Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

July 30, 2007

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Address:	5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Stock Code Number (Japan): 8411 [Tokyo Stock Exchange
(First Section), Osaka Securities Exchange (First Section)]

Corrections in “Financial Statements <under Japanese GAAP>”

Mizuho Financial Group, Inc. (“MHFG”) hereby announces partial corrections in its “Financial Statements for Fiscal 2006,” “Summary of Financial Results for Fiscal 2006” and “Selected Financial Information for Fiscal 2006” disclosed on May 22, 2007 and other financial reports (“Financial Statements <under Japanese GAAP>”) as shown in the appendices.

Please direct any inquiries to:

Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Appendix 1

The items and figures to be corrected (indicated before and after correction) are as follows.

Please refer to Appendix 2 for the corrected information.

Consolidated Capital Adequacy Ratio (BIS Capital Ratio)

	(%)
	Before Correction	After Correction
Mizuho Financial Group (March 31, 2006)	11.62	11.59
Mizuho Financial Group (September 30, 2006)	11.01	10.97
Mizuho Corporate Bank (March 31, 2006)	12.87	12.81
Mizuho Corporate Bank (September 30, 2006)	12.81	12.75

Tier 1 Capital Ratio (Consolidated)

	(%)
	Before Correction	After Correction
Mizuho Financial Group (March 31, 2006)	5.89	5.87
Mizuho Financial Group (September 30, 2006)	5.62	5.60
Mizuho Corporate Bank (March 31, 2006)	6.92	6.89
Mizuho Corporate Bank (September 30, 2006)	7.36	7.33

Risk-weighted Assets (Consolidated)

	(Billions of yen)
	Before Correction	After Correction
Mizuho Financial Group (March 31, 2006)	77,338.3	77,534.5
Mizuho Financial Group (September 30, 2006)	77,791.3	78,056.6
Mizuho Corporate Bank (March 31, 2006)	40,542.7	40,730.3
Mizuho Corporate Bank (September 30, 2006)	41,353.3	41,533.0

Market Risk Equivalent Assets

	(Billions of yen)
	Before Correction	After Correction
Mizuho Financial Group (March 31, 2006)	1,814.8	2,011.0
Mizuho Financial Group (September 30, 2006)	1,871.8	2,137.1
Mizuho Corporate Bank (March 31, 2006)	1,764.3	1,951.9
Mizuho Corporate Bank (September 30, 2006)	1,836.4	2,016.0

Appendix 2

Corrected Information

Corrected information is underlined.

Financial Statements for Fiscal 2006

Page	Item	Before Correction	After Correction
1-1	1. Financial Highlights for Fiscal 2006 (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS), Fiscal 2005	11.62%	11.59%

1-12	3. Consolidated Results of Operations and Financial Conditions (2) Financial Conditions (c) Consolidated Capital Adequacy Ratio (Preliminary) In the table, Basel I, March31, 2006	11.62%	11.59%

Summary of Financial Results for Fiscal 2006

Page	Item	Before Correction	After Correction
2-3	IV. Others (Financial Soundness) In the table, Basel I BIS Capital Ratio (Consolidated), Change from March 31, 2006	-0.04%	-0.01%

2-3	Same as above Basel I Tier 1 Capital Ratio, Change from March 31, 2006	0.28%	0.30%

Selected Financial Information for Fiscal 2006

p. 3-20 (Reference) Capital Adequacy Ratio (Basel I)

Mizuho Financial Group (BIS Capital Ratio)

	(%, Billions of yen)
<Before Correction>	As of March 31, 2007				As of September 30, 2006	As of March 31, 2006
	(Preliminary)	Change from September 30, 2006		Change from March 31, 2006
(1) Capital Adequacy Ratio	11.58	0.57		(0.04)	11.01	11.62
Tier I Capital Ratio	6.17	0.55		0.28	5.62	5.89
		(omitted	)
(6) Risk-weighted Assets	80,118.4	2,327.0		2,780.0	77,791.3	77,338.3

	(%, Billions of yen)
<After Correction>	As of March 31, 2007				As of September 30, 2006	As of March 31, 2006
	(Preliminary)	Change from September 30, 2006		Change from March 31, 2006
(1) Capital Adequacy Ratio	11.58	0.61		(0.01)	10.97	11.59
Tier I Capital Ratio	6.17	0.57		0.30	5.60	5.87
		(omitted	)
(6) Risk-weighted Assets	80,118.4	2,061.7		2,583.8	78,056.6	77,534.5

Mizuho Corporate Bank (BIS Capital Ratio)

	(%, Billions of yen)
<Before Correction>	As of March 31, 2007				As of September 30, 2006	As of March 31, 2006
	(Preliminary)	Change from September 30, 2006		Change from March 31, 2006
(1) Capital Adequacy Ratio	12.99	0.18		0.12	12.81	12.87
Tier I Capital Ratio	7.66	0.30		0.74	7.36	6.92
		(omitted	)
(6) Risk-weighted Assets	42,476.6	1,123.2		1,933.8	41,353.3	40,542.7

	(%, Billions of yen)
<After Correction>	As of March 31, 2007				As of September 30, 2006	As of March 31, 2006
	(Preliminary)	Change from September 30, 2006		Change from March 31, 2006
(1) Capital Adequacy Ratio	12.99	0.24		0.18	12.75	12.81
Tier I Capital Ratio	7.66	0.33		0.77	7.33	6.89
		(omitted	)
(6) Risk-weighted Assets	42,476.6	943.6		1,746.2	41,533.0	40,730.3

Consolidated Financial Statements for the First Half of Fiscal 2006

Page	Item	Before Correction	After Correction
1-1	1. Financial Highlights for the First Half of Fiscal 2006 (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS), 1H F2006	11.01%	10.97%

	Same as above, Fiscal 2005	11.62%	11.59%

1-11	3. Consolidated Results of Operations and Financial Conditions (2) Financial Conditions (c) Consolidated Capital Adequacy Ratio (Preliminary)

(omitted)

Risk-weighted Assets amounted to ¥77,791.3 billion, increasing by ¥453.0 billion from the end of the previous fiscal year due to the increase in assets and further efforts to expand profits after entering into the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS Capital Ratio) was 11.01%, decreasing by 0.61% from the end of the previous fiscal year.

(omitted)

Risk-weighted Assets amounted to ¥78,056.6 billion, increasing by ¥522.1 billion from the end of the previous fiscal year due to the increase in assets and further efforts to expand profits after entering into the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS Capital Ratio) was 10.97%, decreasing by 0.62% from the end of the previous fiscal year.

1-11	Same as above In the table, September 30, 2006	11.01%	10.97%
	Same as above, March31, 2006	11.62%	11.59%

Summary of Interim Results for Fiscal 2006

Item	Before Correction	After Correction
IV. Others (Financial Soundness)	The Group maintains its financial soundness at a high level. The Group’s consolidated BIS Capital Ratio remained at a sufficiently high level of 11.01% as of the end of September 2006 even after the full repayment of the public funds.	The Group maintains its financial soundness at a high level. The Group’s consolidated BIS Capital Ratio remained at a sufficiently high level of 10.97% as of the end of September 2006 even after the full repayment of the public funds.
Same as above In the table, BIS Capital Ratio (Consolidated), September 30, 2006	11.01%	10.97%

Same as above, Change from March 31, 2006	-0.61%	-0.62%

Same as above Tier 1 Capital Ratio, September 30, 2006	5.62%	5.60%

Selected Financial Information for the First Half of Fiscal 2006

p.3-19 9. Capital Adequacy Ratio

Mizuho Financial Group (BIS Capital Ratio)

	(%, Billions of yen)
<Before Correction>	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005
(1) Capital Adequacy Ratio	11.01	(0.61)	0.28	11.62	10.73
Tier I Capital Ratio	5.62	(0.27)	0.18	5.89	5.44
		(omitted )
(6) Risk-weighted Assets	77,791.3	453.0	6,916.4	77,338.3	70,874.8
Assets Exposed to Credit Risk	75,919.5	396.0	6,461.8	75,523.4	69,457.6
On-balance Sheet Items	68,185.3	275.2	5,216.2	67,910.0	62,969.1
Off-balance Sheet Items	7,734.1	120.7	1,245.5	7,613.3	6,488.5
Market Risk Equivalent Assets	1,871.8	56.9	454.6	1,814.8	1,417.2

	(%, Billions of yen)
<After Correction>	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005
(1) Capital Adequacy Ratio	10.97	(0.62)	0.24	11.59	10.73
Tier I Capital Ratio	5.60	(0.27)	0.16	5.87	5.44
		(omitted )
(6) Risk-weighted Assets	78,056.6	522.1	7,181.8	77,534.5	70,874.8
Assets Exposed to Credit Risk	75,919.5	396.0	6,461.8	75,523.4	69,457.6
On-balance Sheet Items	68,185.3	275.2	5,216.2	67,910.0	62,969.1
Off-balance Sheet Items	7,734.1	120.7	1,245.5	7,613.3	6,488.5
Market Risk Equivalent Assets	2,137.1	126.0	719.9	2,011.0	1,417.2

Mizuho Corporate Bank (BIS Capital Ratio)

	(%, Billions of yen)
<Before Correction>	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005
(1) Capital Adequacy Ratio	12.81	(0.06)	(0.10)	12.87	12.91
Tier I Capital Ratio	7.36	0.44	0.16	6.92	7.20
		(omitted )
(6) Risk-weighted Assets	41,353.3	810.6	5,558.9	40,542.7	35,794.4
Assets Exposed to Credit Risk	39,516.9	738.5	5,080.5	38,778.3	34,436.3
On-balance Sheet Items	33,674.0	670.3	3,977.9	33,003.6	29,696.1
Off-balance Sheet Items	5,842.8	68.1	1,102.6	5,774.7	4,740.2
Market Risk Equivalent Assets	1,836.4	72.0	478.4	1,764.3	1,358.0

	(%, Billions of yen)
<After Correction>	As of September 30, 2006			As of March 31, 2006	As of September 30, 2005
	(Preliminary)	Change from March 31, 2006	Change from September 30, 2005
(1) Capital Adequacy Ratio	12.75	(0.06)	(0.16)	12.81	12.91
Tier I Capital Ratio	7.33	0.44	0.13	6.89	7.20
		(omitted )
(6) Risk-weighted Assets	41,533.0	802.6	5,738.5	40,730.3	35,794.4
Assets Exposed to Credit Risk	39,516.9	738.5	5,080.5	38,778.3	34,436.3
On-balance Sheet Items	33,674.0	670.3	3,977.9	33,003.6	29,696.1
Off-balance Sheet Items	5,842.8	68.1	1,102.6	5,774.7	4,740.2
Market Risk Equivalent Assets	2,016.0	64.1	658.0	1,951.9	1,358.0

Consolidated Financial Statements for Fiscal 2005

Page	Item	Before Correction	After Correction
1-1	1. Financial Highlights for Fiscal 2005 (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS), Fiscal 2005	11.62%	11.59%

1-12	3. Consolidated Results of Operations (2) Financial Conditions (c) Consolidated Capital Adequacy Ratio (Preliminary)

(omitted)

The Risk-adjusted Assets balance was ¥77,338.3 billion, increasing by ¥10,013.3 billion from the end of the previous fiscal year due to the increase in assets and further efforts to expand top-line profits after entering into the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS) decreased by 0.29% from the end of the previous fiscal year to 11.62%.

(omitted)

The Risk-adjusted Assets balance was ¥77,534.5 billion, increasing by ¥10,209.5 billion from the end of the previous fiscal year due to the increase in assets and further efforts to expand top-line profits after entering into the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS) decreased by 0.32% from the end of the previous fiscal year to 11.59%.

1-12	Same as above In the table, March31, 2006	11.62%	11.59%
Summary of Financial Results for Fiscal 2005

Item		Before Correction	After Correction
III. Disciplined Capital Management		(omitted) As a consequence, Consolidated BIS Capital Ratio was maintained at a sufficient level of 11.62%. (omitted)	(omitted) As a consequence, Consolidated BIS Capital Ratio was maintained at a sufficient level of 11.59%. (omitted)

Same as above In the table, BIS Capital Ratio (Consolidated), FY2005		11.62%	11.59%

Same as above, Change from FY2004		-0.29%	-0.32%

Same as above In the table, Tier 1 Capital Ratio, FY2005		5.89%	5.87%

Same as above, Change from FY2004		-0.30%	-0.32%

Selected Financial Information for Fiscal 2005

p.3-19 9. Capital Adequacy Ratio

Mizuho Financial Group (BIS)

	(%, Billions of yen)
<Before Correction>	As of March 31, 2006				As of September 30, 2005	As of March 31, 2005
	(Preliminary)	Change from September 30, 2005		Change from March 31, 2005
(1) Capital Adequacy Ratio	11.62	0.89		(0.29)	10.73	11.91
Tier I Capital Ratio	5.89	0.45		(0.30)	5.44	6.19
		(omitted	)
(6) Risk-adjusted Assets	77,338.3	6,463.4		10,013.3	70,874.8	67,324.9
On-balance Sheet Items	67,910.0	4,940.9		7,207.6	62,969.1	60,702.4
Off-balance Sheet Items	7,613.3	1,124.8		1,924.1	6,488.5	5,689.1
Assets Exposed to Credit Risk	75,523.4	6,065.8		9,131.8	69,457.6	66,391.5
Market Risk Equivalent Divided by 8%	1,814.8	397.6		881.4	1,417.2	933.4

	(%, Billions of yen)
<After Correction>	As of March 31, 2006				As of September 30, 2005	As of March 31, 2005
	(Preliminary)	Change from September 30, 2005		Change from March 31, 2005
(1) Capital Adequacy Ratio	11.59	0.86		(0.32)	10.73	11.91
Tier ICapital Ratio	5.87	0.43		(0.32)	5.44	6.19
		(omitted	)
(6) Risk-adjusted Assets	77,534.5	6,659.6		10,209.5	70,874.8	67,324.9
On-balance Sheet Items	67,910.0	4,940.9		7,207.6	62,969.1	60,702.4
Off-balance Sheet Items	7,613.3	1,124.8		1,924.1	6,488.5	5,689.1
Assets Exposed to Credit Risk	75,523.4	6,065.8		9,131.8	69,457.6	66,391.5
Market Risk Equivalent Divided by 8%	2,011.0	593.8		1,077.6	1,417.2	933.4

Mizuho Corporate Bank (BIS)

	(%, Billions of yen)
<Before Correction>	As of March 31, 2006				As of September 30, 2005	As of March 31, 2005
	(Preliminary)	Change from September 30, 2005		Change from March 31, 2005
(1) Capital Adequacy Ratio	12.87	(0.04)		(1.77)	12.91	14.64
Tier I Capital Ratio	6.92	(0.28)		(1.75)	7.20	8.67
		(omitted	)
(6) Risk-adjusted Assets	40,542.7	4,748.3		7,359.1	35,794.4	33,183.6
On-balance Sheet Items	33,003.6	3,307.5		4,758.3	29,696.1	28,245.2
Off-balance Sheet Items	5,774.7	1,034.4		1,734.9	4,740.2	4,039.7
Assets Exposed to Credit Risk	38,778.3	4,341.9		6,493.3	34,436.3	32,285.0
Market Risk Equivalent Divided by 8%	1,764.3	406.3		865.8	1,358.0	898.5

	(%, Billions of yen)
<After Correction>	As of March 31, 2006				As of September 30, 2005	As of March 31, 2005
	(Preliminary)	Change from September 30, 2005		Change from March 31, 2005
(1) Capital Adequacy Ratio	12.81	(0.10)		(1.83)	12.91	14.64
Tier I Capital Ratio	6.89	(0.31)		(1.78)	7.20	8.67
		(omitted	)
(6) Risk-adjusted Assets	40,730.3	4,935.9		7,546.7	35,794.4	33,183.6
On-balance Sheet Items	33,003.6	3,307.5		4,758.3	29,696.1	28,245.2
Off-balance Sheet Items	5,774.7	1,034.4		1,734.9	4,740.2	4,039.7
Assets Exposed to Credit Risk	38,778.3	4,341.9		6,493.3	34,436.3	32,285.0
Market Risk Equivalent Divided by 8%	1,951.9	593.9		1,053.4	1,358.0	898.5